

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Richard A. Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

> **Re: DigitalTown, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 23, 2010**
> **File No. 333-171402**

Dear Mr. Pomije:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. We note that you are registering a significant number of your outstanding shares (not held by affiliates) for resale pursuant to an equity line financing. Given the size of this offering, it appears that this may be a primary offering that can proceed on an "at the market" basis under Rule 415(a)(4) only if the company is eligible to conduct a primary offering on Form S-3. Please provide us with the calculation demonstrating that the 3,000,000 shares is less than one-third of the number of shares of common stock held by non-affiliates, or reduce the number of shares being registered.

2. Please include updated financial statements pursuant to Rule 8-08 of Regulation S-X, and as applicable update the remainder of the filing accordingly.

Risk Factors, page 3

3.   Please add a risk factor regarding the dilutive effects of this offering and provide context
        to investors by including quantified information regarding how possible declines in future
        prices of your common stock, coupled with draws under the agreement with Auctus
        Private Equity Fund, LLC, may affect the number of outstanding shares.

Selling Stockholder, page 9

4.   Please revise your disclosure to include the information required by Item 507 of
        Regulation S-K, such as the number of shares held by the selling stockholder prior to the
        offering.

Plan of Distribution, page 10

5.   On page 11 you appear to state that the Selling Stockholders may also sell the shares
        under Rule 144. Since Auctus is acting as an underwriter in its role of distributing
        securities acquired under the Drawdown Agreement, it does not appear that reliance upon
        Rule 144 would be available to Auctus. Additionally, since Rule 144 is available for the
        sale of "restricted securities" and securities held by affiliates of the issuer, it does not
        appear that Rule is applicable to the public distribution you are conducting and are
        describing in the prospectus. Please advise.

Drawdown Equity Financing Agreement, page 9

6.   Please provide a materially complete description of the Drawdown Equity Financing
        Agreement with Auctus Private Equity Fund, LLC. Among other matters, disclose the
        material conditions precedent to the rights of the company to deliver a drawdown notice
        and the termination provisions.

Plan of Distribution, page 10

7.   You state in the second full paragraph on page 11 that the selling stockholders "may be
        deemed to be 'underwriters.'" Please revise to identify the selling shareholder as an
        underwriter throughout your filing, as applicable, consistent with your disclosure on the
        bottom of page 11, and note that such disclosure should be included in any post-effective
        amendment or prospectus supplement. Refer to Securities Act Sections Compliance and
        Disclosure Interpretations Question 139.22 available at
        http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm.

Part II. Information Not Required in Prospectus

Recent Sales of Unregistered Securities, page II-1

8.   We note that you have recently issued securities in several unregistered offerings in reliance on Section 4(2) and/or Regulation D. However, it does not appear that you made any filings on Form D in connection with these offerings. Please note that for each unregistered offering effected in reliance on Regulation D after March 16, 2009, a Form D should have been filed electronically. Please file these forms to the extent applicable. See Securities Act Rules Compliance and Disclosure Interpretations Questions 257.01 and 257.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

9.   Please provide the information regarding security ownership of certain beneficial owners and management as of the most recent practicable date.   We note that the information is presented as of February 28, 2010. See Item 403(a) of Regulation S-K.

Signatures, page II-5

10.   The signature page does not indicate the officer who is signing as the company's controller or principal accounting officer. Note that any person who occupies more than one of the specified positions needs to indicate each capacity in which signatures are provided. See Instruction 2 to Signatures on Form S-1.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

   •   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

   •   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 if you have any questions. If you need further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Legal Branch Chief

cc: Via facsimile at (425) 451-8568
       Parsons/Burnett/Bjordah/Hume, LLP